UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   November 10, 2005                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director


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                            ROCHESTER RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                          TSX Venture: RCT OTCBB: RCTFF

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NEWS RELEASE                                                   NOVEMBER 10, 2005


                                  STOCK OPTIONS

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV: RCT AND OTCBB: RCTFF) announces that, pursuant to the Company's stock option plan, stock options to purchase up to 220,000 common shares, for a term of three years, at an exercise price of $0.50 per share, have been granted to certain directors, employees and consultants of the Company.

Rochester Resources Ltd., incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "RCT", and on the OTCBB under symbol "RCTFF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Rochester's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Des O'Kell at 1-888-303-3361 or
/s/ DES O'KELL                               email:   DES@ELANDJENNINGS.COM
Des O'Kell, President                        WEBSITE: WWW.HILTONRESOURCESLTD.COM

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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